FORM 3
                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION          _____________________
                 WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                     |_____________________|
                  INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
           BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                     |   DECEMBER 31, 2001 |
       Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,            |BURDEN HOURS         |
        Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
          Holding Company Act of 1935                |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

         Lebda                      Douglas                       R.
      _____________________________________________________________________
        (Last)                      (First)                    (Middle)

      6701 Carmel Road, Suite 205
      ______________________________________________________________________
                                   (Street)

      Charlotte                     NC                            28226
      ______________________________________________________________________
        (City)                      (State)                      (Zip)

 ___________________________________________________________________________
 2.  Date of Event Requiring Statement (Month/Day/Year)

      2/15/2000
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (voluntary)

 ___________________________________________________________________________
 4.  Issuer Name and Ticker or Trading Symbol

      LendingTree, Inc. "TREE"

 ___________________________________________________________________________
 5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (xx) Director
     (  ) 10% Owner
     (xx) Officer (give title below)
     (  ) Other (specify title below)
      _________________________________

      Chief Executive Officer

 ________________________________________________________________________
 6.  If Amendment, Date of Original (Month/Day/Year)

     2/15/2000

 ___________________________________________________________________________
 7.  Individual or Joint/Group Filing (Check Applicable Line)
     _X_Form filed by One Reporting Person
     ___Form filed by More than One Reporting Person

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 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 ___________________________________________________________________________
 |1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
 |   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
 |                    |   Beneficially|   (D) or      |   Beneficial       |
 |                    |   Owned       |   Indirect (I)|   Ownership        |
 |                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
 |____________________|_______________|_______________|____________________|
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 Common Stock         955,808(1) Shares       D         N/A
 Common Stock          63,500  Shares         I         Spouse
 Common Stock           6,350(2) Shares       I         Parents

 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)
    Option
 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)

    (i)    10/03/98                                     10/2/07
    (ii)   12/28/98(3)                                  12/28/08
    (iii)  9/2/02(4)                                    9/2/09
    (iv)   1/6/00(4)                                    1/6/10
    (v)    12/28/98(4)                                  12/28/08
    (vi)   2/15/00(4)                                   2/15/07
    (vii)  1/6/01(4)                                    1/6/10

     ---------------------                         ----------------------
      Date Exercisable                               Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

      (i)       Common Stock                                 69,780
      (ii)      Common Stock                                 57,725
      (iii)     Common Stock                                168,752
      (iv)      Common Stock                                158,750
      (v)       Common Stock                                 15,240
      (vi)      Common Stock                                  6,350
      (vii)     Common Stock                                 41,910
      ______________________________          ___________________________
                Title                          Amount or Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security

      (i)       $1.43
      (ii)      $5.20
      (iii)     $6.06
      (iv)      $9.25
      (v)       $5.20
      (vi)      $5.20
      (vii)     $9.25


 ___________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 5)

      (i)       D
      (ii)      D
      (iii)     D
      (iv)      D
      (v)       I
      (vi)      I
      (vii)     I
 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)

      (i)       N/A
      (ii)      N/A
      (iii)     N/A
      (iv)      N/A
      (v)       Spouse
      (vi)      Spouse
      (vii)     Spouse

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    EXPLANATION OF RESPONSES:
 (1) Modified to reflect option exercised on February 9, 2000.
 (2) Vests over four years.



        /s/ Douglas R. Lebda                            03/10/2000
    _____________________________________           ________________
    **  SIGNATURE OF REPORTING PERSON                      DATE


 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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